Press Release
Paris, August 31, 2006 — Vivendi is pleased with the decision by France’s Minister of the Economy, Finance and Industry to authorize the merger of the pay-television activities of Canal+ and TPS in France.
This authorization is an important step in Canal+ Group’s development as it creates an opportunity to build a significant French player in the film and TV segment, capable of competing with major foreign media companies and telecoms operators. The new entity will help give fresh momentum to the French television and film market.
Thanks to greater investment in high-quality and exclusive TV and film programs, consumers will benefit from a more extensive, diversified and attractive offering.
The transaction is expected to be completed during the fourth quarter of 2006.
Important disclaimer
Vivendi is quoted on Euronext Paris SA. This presentation contains “forward-looking statements” as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company’s future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, notably the risks described in the documents Vivendi has filed with the US Securities and Exchange Commission and the French Autorité des Marchés Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission’s website at www.sec.gov and the French Autorité des Marchés Financiers’ website (www.amf-france.org). Copies of the documents may also be obtained free of charge from Vivendi. This presentation contains forward-looking statements that can only be assessed on the day the presentation is issued. Vivendi does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements
CONTACTS:

Media	Investor Relations

Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 1 71 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 1 71 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 1 71 71 30 45
New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.8961